Exhibit 21.1

TALON INTERNATIONAL, INC.

Subsidiaries

Name	Jurisdiction of Organization
Talon Technologies, Inc.	California
Tag-It Pacific Limited	Hong Kong
Talon Zipper (Shenzhen) Co. Ltd.	China
Talon International Private Limited	India

Note:	Subsidiary companies excluded from the above listing, if considered in the aggregate, would not constitute a significant subsidiary.